Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Electronic Arts Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Electronic Arts Inc. to be filed on November 5, 2004, of our report dated April 28, 2004 relating to the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2004, and the related financial statement schedule, which report appears in the March 31, 2004 annual report on Form 10-K of Electronic Arts Inc. Our report refers to a change in the method of accounting for goodwill.

/s/ KPMG LLP

KPMG LLP

San Francisco, California

November 4, 2004